Mail Stop 4561

      July 29, 2005

Lawrence M. Nault
President
Axiom III, ,Inc.
2341 Boston Road
Wilbraham, MA  01095

Re:	Axiom III, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed July 27, 2005
	File No. 333-120967

Dear Mr. Nault:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
      All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.
General

1. We note your response to comment 1. Registration under the Securities Act is required for offers and sales of securities, not the securities themselves. As you have noted in your response, the registration statement describes three transactions:
* sale of 720,000 securities held by Axiom III shareholders;
* distribution of 200,000 to China World Trade shareholders; and
* sale of 200,000 shares held by China World Trade shareholders to the general public.
We note that footnote (2) to your fee table indicates that you are registering the resale of the shares by China World Trade stockholders. Please revise the number of shares shown in the fee table to reflect this additional sale of the 200,000 shares.

2. We note your response to comment 4. We also note that a marked copy highlighting changes made to amendment no. 2 has not been filed on EDGAR. In all future amendments, please file marked copies to indicate clearly and precisely, by underling or in some other appropriate manner, the changes effected in the registration statement by the amendment. See Rule 472 of Regulation C.

Prospectus Summary

3. We note balances of $435,940 and ($391,102) for additional paid in capital and retained deficit, respectively, as of December 31, 2004.
In light of the fact that we have not noticed any significant activity on the statements of cash flows and statements of operation during the interim 2005 period, please help us to understand how these balances have rolled forward to the respective amounts of $1,047,436 and ($999,604) as of March 31, 2005. Additionally,
please
revise your unaudited interim financial statements as appropriate.

Our Business, page 7

4. Please clarify for us your disclosure of losses in 2004 in the amount of $988,847 when your audited financial statements report a loss of $376,346 for the year ended December 31, 2004.

The Offering, page 8

5. We note your disclosure that you currently have 14,020,000 shares of common stock issued and outstanding. Please clarify for us how this amount of shares is outstanding when the balance sheet as of March 31, 2005 indicates that 12,600,000 shares. It appears that many of your equity transactions disclosed in Item 26 are not reflected in the financial statements as issued and outstanding.

Tax Consequences of the China World Trade Distribution, page 8

6. We note your response to prior comment 11, however, we are unable to locate the revised disclosure. Please revise to indicate when you will apply to be listed on the OTCBB.

7. We note your response to comment 12. Please advise us why you believe the book value per share of you securities is an acceptable measure of taxable dividend value to the IRS. Additionally, tell us and revise your disclosure to explain why this represents a better measure than the fair value determined in recent equity transactions, including the offering price in this offering.

Financial Summary Information, page 9

8. Please revise the financial summary information, as needed, so that it is consistent with the information provided within the financial statements included within your filing.

Risk Factors

We do not have any plans to hire additional personnel for at least the next twelve months..., page 13

9. In order to give depth to your risk factor, please revise to disclose the amount of time your president currently dedicates to Axiom. We note disclosure on page 22 that Mr. Nault devotes approximately 10 hours per week to your business.

Our management may have possible conflicts of interest that may reduce the level of business we conduct or expansion we pursue, page
13

10. We have read your response to comment 22. Please revise further to identify the other business activities in which your officers and directors are currently engaged.

Dilution, page 14

11. We note your response to comment 24; however, we are unable to agree with your analysis. It is our view that the distribution of shares by China World Trade to its shareholders and the subsequent distribution by those shareholders into the public market is an offering by or on behalf of Axiom III, with China World Trade acting as a statutory underwriter. As such, please provide the disclosure required by Item 506 of Regulation S-B or tell us why you believe no additional disclosure is necessary.

Selling Security Holders, page 14

12. We have read your response to comment 26. You state in your response that the shares have not been distributed to China World Trade shareholders. You also state in the last paragraph under this heading on page 16 that China World Trade will distribute 200,000 shares of your common stock as a dividend to shareholders of China World Trade of record as of December 19, 2004. Therefore, because China World Trade has already identified the shareholders who will receive the distribution, we reissue our comment requesting that you disclose the information relating to these selling shareholders required by Item 507 of Regulation S-B.

Plan of Distribution, page 16

13. Refer to comment 27. Please further revise the disclosure throughout the prospectus to identify China World as an underwriter.
For example, in the penultimate paragraph on page 19 you state that
"there is a possibility that it may be deemed" to be an underwriter.
Revise to affirmatively state that China World is an underwriter. Further, revise the front cover of prospectus to identify China World
Trade Corp as an underwriter.  See Item 501 of Regulation S-B.

The China World Trade Dividend, page 18

14. We note your response to prior comment 30; however, we are unable to locate the requested disclosure under this heading. Please revise this section to clarify how China World Trade will treat fractional amounts. We note that fractional shares will not be distributed, but it is not clear how China World Trade will view fractional shares in calculating the number of shares to be distributed.

Organization within Last Five Years, page 26

15. We note your response to prior comment 34. Please further revise to disclose the value of the 2,500,000 of Axiom III shares issued to
Northeast Nominee Trust.

16. We note your response to comment 35. Please disclose the value of the contract between Axiom III and Lessard Property, as previously requested.

17. We note your disclosure that Mr. Bennett contributed $54,761 in
2003 (beyond the initial amount of $1,000). Please clarify why this amount is not reported on the statements of cash flows as cash flows from financing activities and explain how it has been reflected in the historical financial statements. Reference is made to paragraph
19 of SFAS 95.

Description of Business, page 27

The Building at 80 East Cochran Street, page 28

18. Please help us to understand how you arrived at a carrying value of $228, 400 for your building on the consolidated balance sheet. We note your disclosure indicates that only $100 plus the assumption of approximately $184,000 in mortgage debt was paid to Mr. Bennett. We see no further outlays on the statements of cash flows from investing activities during 2003 or 2004. Additionally, please clarify if you considered and, if so, how you applied paragraph 37 of SFAS 141 in light of your response to prior comment 65.

Our Plan to Acquire Other Rental Properties, page 29

19. When discussing your planned operations, please disclose the timing of each event, the estimate cost for each activity and how you plan to finance these activities.

20. We note your response to 38; however, your disclosure continues to include an apparent discrepancy. Specifically, you indicate in the first paragraph under this heading that you intend to invest in
China "after the next 12 months." You also state in the third paragraph under this heading that you will begin to "locate and negotiate for the purchase of additional properties [in China] during the second quarter of 2005." Please revise or advise.

Management`s Discussion and Analysis

Description of Real Estate and Operating Data, page 44

21. You indicate in the second paragraph under this heading that the building is divided into seven rental spaces, six of which are currently rented. You also indicate in the third paragraph under this heading that as of March 31, 2005, you had seven lease agreements in place for the building. Please clarify this apparent discrepancy.

22. We note your response to comment 51. Please revise to include a schedule of the lease expirations as required by Item 102(c)(7)(v) of
Regulation S-B and Item 15(f) of Form S-11.

23. Refer to comment 53. Please disclose the occupancy rate as a percentage of the building in 2003 and 2004. Refer to Item 15(a) of
Form S-11 and General Instruction B.2 of Form SB-2. In this regard, we note your disclosure regarding the occupancy rate as of March 31,
2005.

24. Refer to comment 55. Please disclose the maximum coverage of your insurance policy.

Audited Financial Statements

25. As the financial statements present only a portion of the 2003 year, please revise the headings in the financial statements to refer to the 2003 period as the period from May 22, 2003 ("Inception") to
December 31, 2003. Reference is made to prior comment 61. Additionally for inclusion within the filing, have your auditor revise their opinion for consistency with the periods in the financial statements.

Summary of Significant Accounting Policies

General

26. We reissue prior comments 45 and 59. Disclose your accounting policy for transactions where goods and services are received in exchange for the issuance of your common stock. Specifically, discuss how you determine the fair value of the transaction. Reference is made to paragraphs 8 through 10 of SFAS 123. Additionally, please consider disclosing the nature of services received from officers, directors and consultants for stock issued as well as the number of shares issued and the respective dates.

Background

27. We note your response to prior comment 65. In sufficient detail, please expand upon your response so that we may better understand how you evaluated the share exchange transaction on June 30, 2004 and how you reached your conclusion to account for the transaction under SFAS
141. In your response, specifically address how you considered scope paragraph 11 of SFAS 141 which states that the term business combination, as used in SFAS 141, excludes "transfers of net assets or exchanges of equity interests between entities under common control." It appears to us that Mr. Bennett had control of both Axiom First Corporation and Axiom III, Inc. prior to the exchange of equity interests. As such, please address why you believe that this transaction should not be accounted for and disclosed as a merger of entities under common control. We refer you to paragraph D11 through
D18 of SFAS 141.

Revenue Recognition

28. We reissue prior comment 66. Please provide the disclosures required by section b of paragraph 23 of SFAS 13. In doing so, please specifically address the disclosure of minimum future lease rentals.

Impairment of Long-Lived Assets

29. We reissue prior comment 67. Please revise your policy disclosure for the impairment of long-lived assets as SFAS 121 has been superseded by SFAS 144.

Unaudited Financial Statements

30. In addition to presenting the statements of operations and statements of cash flows for the three months ended March 31, 2005, please present these statements for the comparable period of the preceding fiscal year. Refer to Rule 310 (b) of Regulation S-B.

Part II

Item 25.  Other Expenses of Issuance and Distribution, page 52

31. We note your response to comment 70. Please revise your table to include the value of the common shares issued to Greentree
Financial.
In this regard, we note your disclosure in the footnote.

Item 26.  Recent Sales of Unregistered Securities, page 54

32. We note your response to comment 72; however, we are unable to locate the requested disclosure. As such, we reissue our comment requesting that you describe the "valuable services" provided by U.S.
Capital Partners Inc. in exchange for 100,000 of common stock.

33. We note your response to comment 73; however, we are unable to locate the requested disclosure. As such, we reissue our comment requesting that you describe the "valuable services" provided by Messrs. Marquez, Langer, Gaenslen, and Ms. Borelli in exchange for their shares of common stock.

Item 27. Exhibits

34. Please revise to file each exhibit as required by Item 601 of Regulation S-B. Please note that you may incorporate these exhibits by reference from a previously filing. If this is your intent, please revise to include the file number of the filings from which you are incorporating by reference. See Rule 411(d) of Regulation C.

35. Please file a current consent from your independent accountant in accordance with Rule 601 of Regulation S-B.

Exhibit 5.1 Legal Opinion

36. As previously noted, we take the position that a portion of this offering is a primary offering by or on behalf of Axiom III. As such, we reissue our comment requesting that you provide a revised opinion that clearly states the shares being offered by the company, when purchased under this registration statement, will be legally issued, fully paid, and non-assessable.

********************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Howard Efron, Accountant, at (202) 551-3439 or
Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3780 with any other questions.



      Sincerely,



      Karen J. Garnett
      Assistant Director

cc:     Bruce M. Pritchett
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Mr. Nault
Axiom III, Inc.
July 29, 2005
Page 9